October 6, 2021

VIA EDGAR AND EMAIL

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to the Staff’s additional comment received orally on October 4, 2021 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 804, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on August 16, 2021 for the purpose of adding limited investments in exchange-traded bitcoin futures contracts sponsored by and listed on the Chicago Mercantile Exchange (“CME”), a U.S.-registered designated contract market and derivatives clearing organization (“Bitcoin Futures”), with respect to the investment strategy of the WisdomTree Enhanced Commodity Strategy Fund (the “Fund”). The Staff’s comment and the Trust’s response is set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Comment: Please confirm that the WisdomTree Code of Ethics will require Access Persons to pre-clear their transactions in bitcoin and Bitcoin Futures investments.

Response: We confirm that we are in the process of amending the WisdomTree Asset Management code of ethics (the “Code”) to require that Access Persons (each, a “Covered Access Person”) pre-clear transactions in bitcoin and Bitcoin Futures. We expect to complete the amendment process prior to the implementation of the Fund’s investments in Bitcoin Futures. A breach of the Code by a Covered Access Person is deemed a breach of the Trust’s Code of Ethics and will be reported in accordance with Rule 17j-1.

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Sincerely,

/s/ Joanne Antico

Joanne Antico

cc:	Ryan Louvar (WisdomTree) W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP) Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP) K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)